 Exhibit 99.1

CIBC Announces Intention to Repurchase up to 20 Million Common Shares

TORONTO, Aug. 29 , 2024 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced its intention to purchase for cancellation up to 20 million common shares under a normal course issuer bid, subject to the approval of the Toronto Stock Exchange (TSX). Common shares that may be purchased for cancellation represent approximately 2.1% of outstanding common shares as at July 31, 2024.

CIBC will file a notice of intention to make a normal course issuer bid with the TSX and this bid would commence following TSX's acceptance of this notice and continue for up to one year.

The normal course issuer bid will provide CIBC additional flexibility in managing its capital position and generate shareholder value.

Purchases would be made through the facilities of the TSX, alternative Canadian trading systems or the NYSE, in accordance with applicable regulatory requirements. CIBC may periodically establish an automatic program under which its broker, CIBC Capital Markets, would repurchase CIBC shares pursuant to the bid within a defined set of criteria determined by CIBC. The price paid for the common shares will be the market price at the time of the purchase.

CIBC's previous normal course issuer bid for the purchase of up to 20 million common shares commenced on December 9, 2021 and expired on December 12, 2022. Over the term of the previous bid, CIBC purchased 1.8 million of its common shares for cancellation at an average price of $74.43 per share for a total amount of $134 million.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our potential normal course issuer bid purchases and about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy.  We do not undertake to update any forward-looking statement except as required by law.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

SOURCE CIBC - Investor Relations

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For further information: For further information: Investor Relations: Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC - Investor Relations

CNW 05:59e 29-AUG-24